1875 K Street N.W.
Washington, DC 20006-1238
Tel: 202 303 1000
Fax: 202 303 2000

June 27, 2014

VIA EDGAR

Ms. Mary A. Cole

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)
(Securities Act File No. 333-92935 and
Investment Company Act File No. 811-09729)
Post-Effective Amendment No. 1,078

Dear Ms. Cole:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 1,078 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 on behalf of iShares Global REIT ETF (the “Fund”), a series of the Trust.

The comments were provided in a telephone conversation on May 6, 2014. For your convenience, your comments are summarized below and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter. The responses below have been provided to us by officers of the Trust.

Comment 1: The Fund uses “Global” in its name. Please confirm that the Fund will invest a significant percentage of its assets in non-U.S. real estate investments.

Response: The Trust confirms that the Fund will invest a significant percentage of its assets in non-U.S. real estate investments.

Comment 2: Please confirm that the Underlying Index is 80% comprised of REITs (or similar non-U.S. investments).

Response: The Trust confirms that the Underlying Index is 80% comprised of REITs (or similar non-U.S. investments).

Comment 3: The Real Estate Investment Risk disclosure in the summary prospectus is not specific enough. Please add additional risk disclosure.

Response: The Trust has revised the Real Estate Investment Risk disclosure in the Fund’s summary prospectus to include the following: “Real estate is highly sensitive to general and local economic conditions and developments, and characterized by intense competition and periodic overbuilding. Many real estate companies, including REITs, utilize leverage (and some may be highly leveraged), which increases risk and could adversely affect a real estate company’s operations and market value in periods of rising interest rates.”

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The Trust has authorized us to represent on its behalf that, with respect to filings made by the Trust with the SEC and reviewed by the Staff, it acknowledges that:

(a)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin

Benjamin J. Haskin

cc:	Ed Baer
Aaron Wasserman
Michael Gung
Katherine Drury